Exhibit 99.1

For Immediate Release

March 21, 2014

SAP Announces Availability of 2013 Annual Report and U.S. Securities and Exchange Commission Filing of Annual Report on Form 20-F

WALLDORF, Germany – March 21, 2014 – SAP AG (NYSE: SAP) today announced that its Annual Report is now available and that SAP’s Annual Report on Form 20-F has been filed with the U.S. Securities and Exchange Commission (SEC) for the year ended December 31, 2013. The report can be accessed via SAP’s Web site at www.sap.com/investor and www.sap.de/investor. Hardcopies of both of the SAP Annual Report and its Annual Report on Form 20-F can be ordered free of charge:

(i) online at www.sap.com/investor and www.sap.de/investor,

(ii) via phone +49 6227 7-67336, or

(iii) by sending an e-mail to investor@sap.com.

In the reports, SAP reaffirmed its previously published (January 21, 2014) business outlook.

While the Company’s 2014 business outlook disclosed in SAP’s Annual Report and Annual Report on Form 20-F is at constant currency, actual currency reported figures are expected to continue to be negatively impacted by currency exchange rate fluctuations. SAP has disclosed, in its Annual Report on Form 20-F filed today, that if exchange rates remain at the March 2014 level for the rest of the year, the Company expects non-IFRS software and software-related service revenue and non-IFRS operating profit growth rates at actual currency to experience a negative currency impact of approximately 5 percentage points and 7 percentage points respectively in the first quarter of 2014 and of approximately 4 percentage points and 5 percentage points respectively in the full year 2014.

SAP’s Annual Report 2013 is a subset of the information contained in the company’s Integrated Report unveiled at www.sapintegratedreport.com today. SAP’s Integrated Report combines and connects information traditionally found in an annual report with information usually shared in a sustainability report.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 253,500 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

Note to Editors

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SAP Announces Availability of 2013 Annual Report	Page 2

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2014 SAP AG. All rights reserved.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries. Please see http://www.sap.com/corporate-en/legal/copyright/index.epx#trademark for additional trademark information and notices.

For more information, financial community only:
Stefan Gruber +49 (6227) 7-44872 investor@sap.com, CET

For more information, press only:
Christoph Liedtke +49 (6227) 7-50383 christoph.liedtke@sap.com, CET
Daniel Reinhardt +49 (6227) 7-40201 daniel.reinhardt@sap.com, CET
Jim Dever +1 (610) 661-2161 james.dever@sap.com, ET
Claudia Cortes +65 6664-4450 claudia.cortes@sap.com, SGT (GMT +8)